SFG 2007 1H Earnings Release to be held on August 2, 2007

Shinhan Financial Group will release its 2007 1H earnings results on August 2, 2007, at 3 pm (Seoul local time). The earnings results will be posted on our website, www.shinhangroup.com. Further, no separate presentation or conference call will be provided for this quarter.